[Letterhead of American Greetings Corporation]

September 7, 2007
BY EDGAR CORRESPONDENCE
David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	American Greetings Corporation Form 10-K for the year ended February 28, 2007 File No. 001-13859
Dear Mr. Humphrey:
We refer to the comment letter, dated August 13, 2007, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended February 28, 2007 of American Greetings Corporation (the “Corporation”) filed with the Commission on April 30, 2007 (the “Form 10-K”), and our response letter dated August 2, 2007, to the Staff’s letter dated June 19, 2007, concerning the Form 10-K.
For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.
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Form 10-K for the year ended February 28, 2007
Financial Statements
Management’s Discussion and Analysis
1.	Refer to our previous comment 2. You state that some of the most significant costs associated with your investments in cards strategy are for new fixtures. It appears that you record the cost of these fixtures as reductions of net sales. We note that you also make and sell custom display fixtures through a subsidiary, AG Industries. Please tell us whether you make and sell the new fixtures provided as part of this strategy and describe, in detail, whether and how your related accounting complies with the guidance in paragraph 10 of EITF 01-9. In addition, please quantify the new fixture costs incurred as a result of these initiatives in fiscal 2007.
     Response: The Corporation’s wholly-owned subsidiary, AG Industries, Inc. (“AG Industries”), produces multiple lines of greeting card fixtures, specifically designed to display greeting cards and other social expression products, that are produced exclusively for use by the Corporation or its retail customers. AG Industries also designs, manufactures and sells customized merchandising solutions for a variety of retailers, most of which are not primarily engaged in the business of selling greeting cards. AG Industries’ net sales, which are included in the Form 10-K’s operating segment information under non-reportable segments, are derived from these external customers.
     In the normal course of business, the Corporation provides certain customers with fixture incentive allowances, usually in the form of credits to be used against outstanding receivables due to the Corporation. These credits represent a sales incentive to reimburse the retailer for the cost of fixtures used in the promotion and sale of the Corporation’s products. The retail customer is not required to use the fixture incentive allowance to purchase the Corporation’s display fixtures. The retail customer would not otherwise receive a fixture incentive allowance absent the commitment to purchase the Corporation’s greeting cards.
     The Staff requested that the Corporation review the applicability of EITF 01-9, specifically paragraph 10, to the Corporation’s classification of the fixture allowances that it provides to retail customers. Paragraph 10 of EITF 01-9 addresses the accounting treatment for “free” products and services provided by vendors. However, in evaluating the accounting treatment for fixture allowances, the Corporation followed the guidance in paragraph 9 of EITF 01-9, which provides as follows:
“. . . .cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:
a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.
b. The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”
     The Corporation followed the guidance in paragraph 9 of EITF 01-9 rather than paragraph 10 as the credits issued for fixture allowances associated with the investment in cards strategy represent a sales incentive to the retail customer. Additionally, the fixture incentive allowances provided in conjunction with the supply and sale of the Corporation’s greeting cards, creates a situation whereby the identifiable benefits to the Corporation are not sufficiently separable from the retailer’s greeting card purchases. Accordingly, consistent with example 11a of EITF 01-9, the fixture incentive allowance fails condition

(a) of paragraph 9 set forth above. As such, the Corporation believes that its accounting for fixture incentive allowances as reductions of revenue is appropriate.
     As part of its investment in cards strategy, the Corporation recommended to certain of its retail customers a variety of changes to their greeting card fixtures in an effort to enhance the consumer shopping experience and ultimately increase greeting cards sales. During fiscal 2007, as part of this strategy, the Corporation provided approximately $15 million of fixture incentive allowances. In future filings, when discussing the investment in cards strategy, the Corporation will clarify that the “fixture costs” are actually fixture incentive allowances.
Consolidated Statements of Income
2.	Refer to our previous comment 5. It is unclear why you believe foreign exchange gain/loss, interest income, and gains or losses related to operating activities (for example, contract terminations and product line disposals), as detailed in your Note 3 of your 2007 Form 10-K, are able to be combined under parts 6 and 7 of Rule 5-03 of Regulation S-X. Specifically it appears that, at the very least, such items should be separately identified in your income statement. Preferably, you should include a subtotal “operating income” on your income statement inclusive of gains and losses from operating activities, and then display non-operating income, as defined under part 7 of Rule 5-03 of Regulation S-X, for clarity. Please revise your presentation or tell us why you believe such revision is unnecessary.
     Response: The Corporation has reviewed Rule 5-03 of Regulation S-X and, in future filings, will change its income statement presentation. Based on a review of the rule, and in conjunction with changes noted in the Corporation’s response to the Staff dated August 2, 2007 regarding revenue classification, the Corporation will adopt the Staff’s recommendation to include a sub-total, “Operating income,” in the presentation of its Consolidated Statement of Income. This income statement caption will include gains and losses from operating activities. Below this caption, the Corporation will display separately interest expense, interest income and non-operating (income) expense — net. Non-operating (income) expense — net will include, among other things, rental income, gains/losses on asset disposals and foreign exchange gains/losses. The new income statement presentation will be used by the Corporation in its future filings including its second quarter results press release that the Corporation expects to be furnished to the Commission in a Form 8-K on or about September 20, 2007, and in its second quarter report on Form 10-Q to be filed with the Commission on or before October 3, 2007.
Revenue Recognition
3.	Refer to your response to our previous comment 7. When a retailer converts to an SBT arrangement and you reverse previous sales transactions with that retailer, please explain whether you reverse these transactions at their gross selling price to retailers or at their true price to that specific retailer, net of applicable incentive payments. If you repurchase the goods without consideration of incentive payments, it appears that profit margins with that customer could be very significantly distorted. In fact, it appears that it may be possible for negative revenue with that customer to have occurred on a cumulative basis under the old arrangement. Further, if additional unearned advances under the original incentive agreements remain and are “earned” by the retailer in subsequent periods, it appears that profit margins could be materially impacted in future periods as well. Please discuss the consideration you have given to these matters and quantify for us the balance of unearned incentive payments, at the time of conversion, related to SBT conversions that occurred in the most recent two fiscal years. To the extent practicable, discuss the impact of these transactions on gross profit margin as a percentage of revenues. We may have additional comments upon review of your response.
     Response: In conjunction with the conversion of a customer to an SBT arrangement, the Corporation reverses the original sales transactions and records a reduction in Net Sales reflecting the gross sales prices and any applicable allowances and incentives previously recognized. The Corporation also reverses the associated cost of goods sold. As a result, the primary impact of these reversal transactions is that it reverses the gross margin that was recognized when the original sales transaction was recorded. It is important to note that this reversal represents only the Corporation’s product remaining on the retailer’s shelves at the time of conversion. In view of both of these circumstances, it is highly unlikely that cumulative revenue in the relationship would ever approach a negative balance and the Corporation has never experienced this event.
     The net margin impact of the reversal transaction can be quite dramatic in the period of conversion, but relates primarily to the treatment of period costs rather than revenue recognition. The greeting card business model can be characterized as a low cost to manufacture, high cost to deliver formula. That is, gross margins are typically higher than other consumer products manufacturers, but are offset by the relatively high cost to deliver the product to retailer locations. These costs of distribution are not reversed on the Corporation’s financial statements, as these period costs are not recoverable. Thus the net margin impact of the conversion transaction is considerably higher than would be recorded by the Corporation in the normal course of business. As product is sold following conversion to an SBT arrangement, the Corporation incurs distribution costs to deliver additional product to retail and expenses these costs on a period basis resulting in a net margin consistent with non-SBT sales.
     The Corporation believes that it records its SBT conversion transactions appropriately. As detailed above, the gross margins of the individual customers are not distorted as a result of the SBT conversion and the impact on net margin is driven by the occurrence of period costs that would be inappropriate to reverse.
     During fiscal years 2007 and 2006, the balance of unearned incentive payments to retailer customers at the time of SBT implementation was approximately $7 million and $0, respectively. As most of these SBT conversions occurred at the end of the contract term with the Corporation’s retail customers, and were negotiated as part of their new contracts, most of the retailer customers that converted to SBT arrangements had little or no unearned incentive payments at the time of SBT conversion.
4.	Refer to your response to our prior comment 8. In the future, if true, please disclose in your filing that there is generally no material equipment, software or technology that you need to design, install or pay for in connection with the SBT conversions.
     Response: The Corporation notes your comment. If true, in its Annual Report on Form 10-K for the year ended February 29, 2008, the Corporation will clarify in its description of scan-based trading and the impact of converting retailers to this model, that the Corporation is generally not required to design, install or pay for any material equipment, software or technology.
Note 10-Deferred Costs
5.	Please explain why you have presented changes in this account in a single line item and on a net basis in your statement of cash flows as the nature of such account does not appear to meet the applicable requirements. You have stated in your response that, for the most part, the items comprising this account are long term in nature. Please revise your document to present changes on a gross basis in your statement of cash flows or advise.
     Response: In a follow up conference call with the Staff to gain a better understanding of the Staff’s specific concerns with respect to this comment, the Corporation and the Staff discussed the best way to bring a greater level of clarity to the financial statements for these deferred cost transactions and concluded that a roll forward table in the notes to the financial statements would be appropriate. In future filings, a roll forward will be included in the deferred costs note disclosure. The following is an example disclosure:
     A summary of the changes in the carrying amount of the Corporation’s net deferred costs during the years ended February 28, 2007 and 2006 is as follows:

Balance at February 28, 2005	$574,329
Payments	105,173
Amortization	(161,783)
Currency translation and other	(2,077)

Balance at February 28, 2006	515,642
Payments	102,265
Effect of contract termination	(76,438)
Amortization	(154,579)
Currency translation and other	2,857

Balance at February 28, 2007	$389,747

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The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Corporation also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 216-252-7300.
Sincerely,
/s/ Stephen J. Smith
Stephen J. Smith
Senior Vice President and
Chief Financial Officer

cc:	Amy Geddes, Division of Corporation Finance Catherine M. Kilbane, Esq., American Greetings Senior Vice President, General Counsel and Secretary